Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to Form S-4) and the related proxy statement/prospectus of Washington Mutual, Inc. and to the incorporation by reference therein of our reports dated March 30, 2005, with respect to (i) the consolidated financial statements of Providian Financial Corporation and (ii) Providian Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Providian Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/S/    ERNST & YOUNG LLP

San Francisco, California

July 27, 2005